SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)
Ciner Resources LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67081B 106

(CUSIP Number)

Ceyda Pence
Five Concourse Parkway
Suite 2500
Atlanta, Georgia 30328
Telephone: (770) 375-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2016

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67081B 106

1	Name of Reporting Person Ciner Wyoming Holding Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 14,551,000 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 14,551,000 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 74%**

14	Type of Reporting Person CO

* Ciner Wyoming Holding Co., a Delaware corporation (“Ciner Holding”), is the record owner of 14,551,000 common units representing limited partner interests in Ciner Resources LP, a Delaware limited partnership (the “Issuer”), which includes 9,775,500 common units that were issued upon conversion of subordinated units on November 14, 2016. Each subordinated unit converted into one common unit for no additional consideration upon

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the terms and conditions of the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the "Partnership Agreement").
.
** Calculation of percentage is based on a total of 19,653,373 common units outstanding on November 14, 2016.

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CUSIP No. 67081B 106

1	Name of Reporting Person Ciner Resources Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 14,551,000 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 14,551,000 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 74%**

14	Type of Reporting Person CO

* Ciner Resources Corporation, a Delaware corporation (“Ciner Resources”), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its direct

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subsidiary, Ciner Holding. On November 14, 2016, each subordinated unit converted into one common unit for no additional consideration upon the terms and conditions of the Partnership Agreement.
** Calculation of percentage is based on a total of 19,653,373 common units outstanding on November 14, 2016.

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CUSIP No. 67081B 106

1	Name of Reporting Person Ciner Enterprises Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 14,551,000 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 14,551,000 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 74%**

14	Type of Reporting Person CO

* Ciner Enterprises Inc., a Delaware corporation ("Ciner Enterprises"), may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary,

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Ciner Holding. On November 14, 2016, each subordinated unit converted into one common unit for no additional consideration upon the terms and conditions of the Partnership Agreement.
** Calculation of percentage is based on a total of 19,653,373 common units outstanding on November 14, 2016.

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CUSIP No. 67081B 106

1	Name of Reporting Person Akkan Enerji ve Madencilik Anonim Şirketi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Turkey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 14,551,000 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 14,551,000 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 74%**

14	Type of Reporting Person CO

* Akkan Enerji ve Madencilik Anonim Şirketi ("Akkan") may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by its indirect subsidiary, Ciner

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Holding. On November 14, 2016, each subordinated unit converted into one common unit for no additional consideration upon the terms and conditions of the Partnership Agreement.
** Calculation of percentage is based on a total of 19,653,373 common units outstanding on November 14, 2016.

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CUSIP No. 67081B 106

1	Name of Reporting Person Turgay Ciner

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (please see Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Turkey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power* 14,551,000 common units

	8	Shared Voting Power 0

	9	Sole Dispositive Power* 14,551,000 common units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person* 14,551,000 common units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 Approximately 74%**

14	Type of Reporting Person IN

* Turgay Ciner may be deemed to beneficially own the 14,551,000 common units representing limited partner interests in the Issuer currently held by Ciner Holding due to his 100% ownership of Akkan Enerji ve Madencilik

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Anonim Şirketi, an indirect parent of Ciner Holding. On November 14, 2016, each subordinated unit converted into one common unit for no additional consideration upon the terms and conditions of the Partnership Agreement.
** Calculation of percentage is based on a total of 19,653,373 common units outstanding on November 14, 2016.

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This Amendment No. 1 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Ciner Holding, Ciner Resources, Ciner Enterprises, Akkan and Turgay Ciner (collectively, the “Reporting Persons”) on October 28, 2015. This Amendment is being filed in order to reflect changes in the percentages of the Reporting Persons’ beneficial ownership resulting from the conversion, on November 14, 2016, of the 9,775,500 subordinated units representing limited partner interests of the Issuer into common units representing limited partner interests. This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein. Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 3.    Source and Amount of Funds or Other Consideration
Item 3 of the Original Schedule 13D is hereby amended by inserting the following at the end of Item 3:
On November 14, 2016, the 9,775,500 issued and outstanding subordinated units representing limited partner interests in the Issuer converted, on a one-for-one basis, into common unit for no additional consideration upon the terms and conditions of the Partnership Agreement.
Item 4.    Purpose of Transaction
Subsection (a) of Item 4 of the Original Schedule 13D is hereby amended in its entirety to read as follows:
(a) None.
Item 5.    Interest in Securities of the Issuer
The information in subparagraphs (a), (b) and (c) is hereby amended and restated in its entirety by the following:
(a)    Ciner Holding is the record and beneficial owner of 14,551,500 common units, which, based on 19,653,373 common units outstanding as of November 14, 2016, represents 74% of the outstanding common units of the Issuer.
None of Ciner Resources, Ciner Enterprises, Akkan or Mr. Ciner directly owns any common units of the Issuer; however, each of Ciner Resources, as the owner of all of the ownership interests of Ciner Holding, Ciner Enterprises, as the owner of all of the ownership interests of Ciner Resources, Akkan, as the owner of all of the ownership interests of Ciner Enterprises, and Mr. Ciner, as the owner of all of the ownership interests of Akkan, may be deemed to beneficially own the 14,551,000 common units representing 74% of the outstanding common units of the Issuer held of record by Ciner Holding as of November 14, 2016.
(b)    The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
(c)    Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the common units during the past 60 days.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented by incorporating by reference herein the information provided or incorporated by reference in Item 3 of this Amendment No. 1.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2016

TURGAY CINER

	By:	/s/ Turgay Ciner
		Name:	Turgay Ciner

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2016

AKKAN ENERJI VE MADENCILIK ANONIM ŞIRKETI

	By:	/s/ Turgay Ciner
		Name:	Turgay Ciner
		Title:	President

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2016

CINER ENTERPRISES INC.

	By:	/s/ Ceyda Pence
		Name:	Ceyda Pence
		Title:	President, Chief Executive Officer, Chief Financial Officer and Secretary

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2016

CINER RESOURCES CORPORATION

	By:	/s/ Kevin Kremke
		Name:	Kevin Kremke
		Title:	Chief Financial Officer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 15, 2016

CINER WYOMING HOLDING CO.

	By:	/s/ Kevin Kremke
		Name:	Kevin Kremke
		Title:	Chief Financial Officer

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